[Modern Woodmen of America Letterhead]

November 23, 2020

VIA EDGAR and E-MAIL

Mr. Min Oh

Senior Counsel

Disclosure Review Office #3

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-8629

Re:	Modern Woodmen of America Post-Effective Amendment No. 25 to Registration Statement on Form N-4 For Modern Woodmen of America Variable Annuity Account File No. 333-63972

Mr. Oh:

On behalf of Modern Woodmen of America (the “Society”) and Modern Woodmen of America Variable Annuity Account (the “Account”), we have filed this letter as correspondence via EDGAR to the above-referenced Post-Effective Amendment No. 25 (the “Amendment”) to the Form N-4 Registration Statement for the Account (the “Registration Statement”).  This letter provides the Company’s responses to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on Post-Effective Amendment No. 24 (the “Prior Amendment”) to the Registration Statement in a phone call with outside counsel for the Company on November 16, 2020.  For the Staff’s convenience, each Staff comment is set forth in full below, followed by the Company’s response.

Supplement

1.                                    In the proposed paragraph that would replace the last sentence of the seventh paragraph under the “SETTLEMENT OPTIONS-Elections of Settlement Options and Annuity Payments” section of the prospectus, once the phrase “the reserves and” is removed from the second sentence of the proposed paragraph, the second and third sentences would be identical.  Please consider combining the second and third sentences.

Response:        The Society has combined the subject sentences in response to the Staff Comment.  The Society has also made clarifying changes to the new third sentence in the subject paragraph noting that the state of Oregon requires the use of unisex settlement option factors.

Mr. Min Oh

November 23, 2020

Part C, Exhibit Item 24(b)(10)(b) - Consent of Auditors

2.                                      Please confirm that Ernst & Young LLP agreed to the incorporation by reference of its consent in the Prior Amendment.

Response:        Ernst & Young LLP has provided an updated consent and it is included.

Part C, Exhibit Item 24(b)(14)(a) - Power of Attorney

3.                                      Per Rule 483(b) under the Securities Act of 1933, please provide an updated power of attorney for the directors of the Society.

Response:        The Society does not agree with the Commission Staff comment that Rule 483(b) requires that an updated power of attorney must be provided where the power of attorney being relied upon identifies the subject registration statement by Securities Act registration number and specifically encompasses amendments to the registration statement as in the instant matter.  Nonetheless, in the interests of alleviating any concerns on the part of the Commission Staff, the Society has included an updated power of attorney for a majority of its directors.

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The Society believes that it has responded to all Staff comments.  If you have any questions regarding this letter, please contact me at the above number, or our counsel Thomas Bisset at 202-383-0118.  We greatly appreciate the Staff’s efforts in assisting the Company with this filing.

Sincerely,

/s/  Shea Doyle

Shea Doyle

Assistant General Counsel

Modern Woodmen of America

cc:                              Ms. Sumeera Younis

Mr. Thomas Bisset